Exhibit 99.2

Quarterly Commentary

Quarter Ended September 30, 2014

October 30, 2014

Third Quarter Performance Summary

Our performance in the third quarter of 2014 demonstrates continued progress on our operating priorities and equity thesis, which in the first phase focuses on debt pay down to create equity value. In late September, we announced our intention to redeem $500 million in outstanding debt, and affirmed our 2014 net debt pay down target of approximately $475 million. Our satellite launch programs, all of which will fuel future growth, remain on track, including the recently launched Intelsat 30.

Our third quarter financial performance was in line with our expectations, with revenue of $609 million, a 7 percent decline as compared to the third quarter of 2013. With respect to sales of our capacity, we continue to experience pressures resulting from reduced U.S. government spending and an intensely competitive network services environment in Africa. Our results remain within or better than the financial guidance that we have communicated for 2014.

We continue our focus on delivering attractive margins through financial discipline, while making progress on our operational priorities. Our Adjusted EBITDA1 for the period was $485 million, or 80 percent of revenue, as compared to $508 million, or 78 percent of revenue, in the third quarter of 2013.

Net income attributable to Intelsat S.A. was $68 million in the third quarter of 2014, as compared to $88 million in the third quarter of 2013, which included a $30 million tax benefit related to a subsidiary reorganization. Net income per common share on a diluted basis and adjusted net income per diluted common share1 were $0.58 and $0.79, respectively, in the third quarter of 2014 as compared to income of $0.75 and $0.81, respectively for the third quarter of 2013.

Contracted backlog at September 30, 2014 was $10.1 billion, compared to $10.3 billion at June 30, 2014. At 4.0 times trailing 12 months revenue (from October 1, 2013 to September 30, 2014), our backlog continues to provide our business with predictability and visibility into future cash flow.

Intelsat S.A.

Quarterly Commentary

3Q 2014

2014 Operational Priorities

Our operational focus in 2014 is on four areas; in the third quarter of 2014 we made important commercial progress on each element:

1.	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG fleet, and other satellites in our plan, to ensure availability of new inventory to drive revenue growth;

•	Our 2014 launch schedule is progressing to plan. Intelsat 30 launched on 16 October; following in-orbit testing, the satellite should enter service in the fourth quarter of 2014.

2.	Bring to market our next generation solutions, including collaborating with hardware manufacturers and other partners to ensure optimized throughput and performance on our new technology, for applications including broadband infrastructure, mobility, government and enterprise solutions;

•	Our product teams are working with ground systems hardware and ecosystem partners on specific vertical applications that represent much larger addressable markets for our services. For instance, we are working closely with wireless and satellite-based hardware and service providers conducting 3G cellular backhaul service trials.

•	Progress on pre-marketing the next generation Intelsat EpicNG satellites continues, particularly with respect to Intelsat 29e, as the launch window begins to come within the normal renewal discussion period.

3.	Expand our relationships with our existing blue chip customers in the media and network services sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals.

•	With expansions and/or renewals for applications in enterprise, including oil and gas, mobility, wireless backhaul and media distribution, contracting activity was generally in line with recent quarters.

4.	Maintain our leadership in government services, focusing on procurements that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers.

•	Intelsat’s leadership in advocating for U.S. government procurement reforms and acknowledging the benefit of using commercial services for space-based capabilities is evident in recent contracting activity. Our Intelsat General Corporation business was awarded a study to provide a detailed plan for leveraging commercial TT&C facilities and capabilities. Transferring this type of activity from the government to commercial industry could provide new growth avenues for satellite operators over the long-run.

Intelsat S.A.

Quarterly Commentary

3Q 2014

3Q 2014 Business Highlights and Customer Set Performance

All 2014 comparisons are to the same period in 2013 unless specifically noted otherwise

Network Services

Network services generated revenue of $288 million in the third quarter of 2014, a $12 million, or 4 percent, decrease to the year-ago quarter. New business included mobility applications such as maritime, and enterprise applications such as oil and gas networks. This growth was more than offset by a challenging environment in Africa which includes the continued roll-off of legacy services such as channel and point-to-point trunking, which was the largest component of the decline, as well as the continued migration of Ku-band services used for consumer broadband in North America to customer-owned assets.

Third Quarter Highlights and Business Trends:

•	Broadband infrastructure for private enterprise networks is the largest source of demand for network services. New and renewing services for enterprise applications in the third quarter resulted in nearly $70 million in new backlog; many of the networks operate on multiple continents, using satellite as a secure, reliable and scalable network to provide remote connectivity.

•	Intelsat continues to build its presence serving the growing aeronautical and maritime mobility sector, especially with respect to supporting network service providers with differentiated services delivered on a global basis. For instance, Harris CapRock is using our IntelsatOne® network broadband services to support passenger broadband connectivity for a major cruise line customer in the Caribbean.

•	Oil and gas networks on land and sea use satellite-based VSAT (very small aperture terminal) networks because of the ubiquity of service delivery and the ability to rapidly deploy and relocate broadband connectivity in the oil field or on a platform. RigNet, a leading global provider of managed remote communications dedicated to the oil and gas industry, renewed and expanded its services with Intelsat on six satellites, enhancing the global footprint for its operations.

•	While our African network services business continues to see pressure from oversupply, customer payment trends have stabilized, reflecting our efforts to address collections issues in the region. A significant portion of our African network services business has been renegotiated over the course of late 2013 and year-to-date 2014. The effects of contract renegotiations will flow through our financial results over the course of the next year as those changes annualize.

The region is expected to remain very competitive in the mid-term, but we believe the launch of the Intelsat 33e satellite in 2016 and introduction of Intelsat EpicNG services in 2017 will give us a highly differentiated advantage over the long run, positioning Intelsat to provide infrastructure supporting the transition of mobile networks from 2G to 3G and 4G as the vast African continent pushes for access to connectivity for all of its citizens.

Intelsat S.A.

Quarterly Commentary

3Q 2014

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launches of Intelsat 29e, Intelsat 34, Intelsat 32e and Intelsat 33e, entering service over the course of 2015 and 2016, are designed to provide growth capacity for these network services applications.

Media

Our Media business generated revenue of $216 million in the third quarter of 2014, a $6 million, or 3 percent, decrease to the year-ago quarter. The decline in the quarter reflects primarily lower occasional use services and lower North American revenue due to the renewal at lower volumes of a DTH service, which moved onto customer-owned capacity, as was disclosed in the second quarter.

Third Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by the extension of existing contracts in support of distribution and DTH customers in the Latin America, Africa and Asia regions.

•	Bharti Teleports Limited renewed its agreement for media distribution services on our Intelsat 20 satellite at 68.5ºE, with close to 100 percent cable penetration in the Indian Ocean Region. Separately, Australian Broadcasting Corporation (ABC) renewed and expanded contracts using Intelsat 20, Intelsat 18 at 180ºE, and the IntelsatOne terrestrial network to distribute programming content to its international broadcasting partners as well as for the distribution of Radio Australia to local re-broadcaster partners located throughout the Asia Pacific region.

Intelsat continues to enhance the IntelsatOne infrastructure and the deployment of edge nodes to our media customers, enabling distribution of content in multiple formats used for over the top distribution. We have installed edge nodes or have direct fiber access to many of our media customers’ production facilities, including those in North America.

The entry into service of the Intelsat 30 satellite, expected in the fourth quarter, provides a growth catalyst for our media business. This will be followed by the launch of the Intelsat 31 and Intelsat 34 satellites scheduled for late 2015. Combined, the three satellites will further enhance our successful media business in the Latin America region. The Intelsat 36 satellite, providing growth capacity for our DTH and distribution neighborhood serving Sub-Saharan Africa, will follow in 2016.

Intelsat S.A.

Quarterly Commentary

3Q 2014

Government

Sales to government customers generated revenue of $98 million in the third quarter of 2014, a $24 million, or 20 percent, decrease to the year-ago quarter. Overall, the decline reflects reduced U.S. government spending and consolidations of government customer requirements, resulting in fewer new contracts and contract renewals or renewals with lower unit requirements, in line with our previous view on this sector.

Revenue declines were weighted more heavily to on-network transponder services. The current proportion of on-network services as a percentage of total government revenue is 58 percent, as compared to the third quarter of 2013, when the proportion was 59 percent.

Third Quarter Highlights and Business Trends:

•	The overall volume of renewals is in keeping with our forecast for 2014. Renewal terms have generally returned to the standard period of one year.

•	Our Intelsat General business received a full one-year contract renewal under a long-standing contract for a network that delivers radio and television programing to U.S. military forces serving around the world. The original one-year contract was signed in 2011 and had six, one-year renewal options. Under the contract with the American Forces Radio and Television Service (AFRTS), Intelsat General provides a global distribution network that delivers multi-channel, broadcast-quality radio and television programs to military forces stationed outside the United States, as well as to military personnel aboard United States Navy ships at sea. The service, which incorporates both on-and off-network capacity, reaches more than 200,000 people using 307 MHz of bandwidth carried over 9 satellites, 6 teleports, and the IntelsatOne terrestrial network.

•	Intelsat General was one of four companies awarded a contract by the United States Air Force (USAF) to study the viability of using commercial facilities and operations expertise for the tracking, telemetry and command (TT&C) of government satellites. The goal of the contract, known as the Air Force Satellite Control Network (AFSCN) Commercial Provisioning (CP) study, is to provide USAF Space Command with a detailed plan for leveraging commercial TT&C facilities and capabilities to substantially reduce operations and maintenance costs while enabling the government to meet national security space objectives and warfighter operational needs. The USAF has stated that a future space concept of operations could include a mix of government and commercial command and control networks.

As we enter the next fiscal year of our U.S. government customers, our current view is that our government business will continue to be affected by reduced defense spending as compared to prior years. The pace of RFP issuances and subsequent awards remains slow.

Intelsat S.A.

Quarterly Commentary

3Q 2014

Fleet and Operations Update

Station-kept transponders was stable at approximately 2,150 units at the end of the third quarter, reflecting no satellites entering service or de-orbited during the period. Utilization reduced to 75 percent, primarily due to reductions in transponders under contract for government and Africa applications.

Intelsat currently has nine satellites in the design and manufacturing stages, plus a payload on another satellite that will not require capital expenditures. Intelsat 30 was successfully launched on 16 October, and is expected to be placed into service in the fourth quarter of 2014, at which point it will begin distributing programming for DIRECTV® Latin America.

The launch cycle for the Intelsat EpicNG program is on track to commence in the second half of 2015, with the first satellite, Intelsat 29e, assigned to an Arianespace launcher. Other satellites launching in 2015 will include Intelsat 34, a satellite supporting media applications in South America and mobility services over the North Atlantic, and Intelsat 31, a second satellite to be used primarily by DIRECTV® Latin America. Other satellites currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Earliest Estimated Launch Date	Application
Intelsat 31	New	95°W	2H15	DTH
Intelsat 34	IS-805, G-11	304.5°E	2H15	DTH, Media, Mobility
Intelsat 29e	IS-1R, IS-805	310°E	2H15	Broadband & Mobility
Intelsat 33e	IS-904	60°E	1H16	Broadband Infrastructure
Intelsat 36	New	68.5°E	2H16	DTH/Media
Intelsat 35e	IS-903	325.5°E	2017	Broadband & Media
Intelsat 37e	9-series replacement	TBD	2017	Broadband Infrastructure
EpicNG class	9-series replacement	TBD	2018	Broadband Infrastructure
EpicNG class	9-series replacement	TBD	2019	Broadband Infrastructure

In addition to these planned satellites, Intelsat 32e is a custom payload being built for us on a third party-owned satellite and will not require capital expenditure. To be located at 43.1°W, the satellite is planned for launch in the second half of 2016.

Intelsat S.A.

Quarterly Commentary

3Q 2014

Third Quarter Financial Performance

Revenue

At $609 million, total company revenue declined $43 million, or 7 percent, as compared to the third quarter of 2013.

On-network services of $556 million decreased by $33 million, or 6 percent. Transponder services of $468 million declined by $27 million, or 5 percent, due primarily to reduced services sold to government customers, a decline in services sold to network services customers in the North America and the Africa and Middle East regions, and reduced services sold to media customers in the North America region. Managed services decreased $4 million to $73 million, a decrease of 5 percent. Growth in mobility applications, primarily for customers in the North America region, were more than offset by declines in both trunking services sold to customers in the Africa and Middle East region and reduced IntelsatOne occasional use media services. Channel services declined by $3 million to $15 million.

Off-network and other revenues of $53 million declined by $10 million, or 16 percent. Transponder, MSS and other off-network services decreased by a total of $9 million, largely due to a decline in sales of off-network transponder services and mobile satellite services primarily related to government applications. Satellite-related services also decreased by $1 million, primarily due to decreased revenue from flight operations support for third-party satellites.

Intelsat S.A.

Quarterly Commentary

3Q 2014

Expenses

Direct costs of revenue, excluding depreciation and amortization, declined by $9 million, or 10 percent, to $84 million in the third quarter of 2014 compared to the prior year quarter. The decline was primarily related to $4 million in reduced sales of off-network capacity and a $4 million decline in costs related to a joint venture.

At $44 million, selling, general and administrative expenses in the third quarter declined by $12 million, or 22 percent, from $56 million in the prior year period. The decline was primarily related to $11 million in lower bad debt expense in the third quarter of 2014 as compared to the prior year period, due to improved collections experience, as well as reductions in other expenses.

Interest expense, net, was $235 million in the third quarter of 2014, a decrease of $23 million, or 9 percent, as compared to the prior year period. The decline was primarily the result of higher capitalized interest of $19 million in the third quarter, reflecting increased assets under construction. Interest expense was also reduced due to lower expense accrued on our interest rate swaps and net debt reduction and refinancing activities in 2013.

Provision for income taxes was $5 million as compared to a benefit from income taxes of $30 million for the third quarter of 2013. The difference was principally due to the favorable effects in 2013 of an internal subsidiary reorganization. Cash paid for income taxes, net of refunds, totaled $7 million in the third quarter of 2014, as compared to $6 million in the same period in 2013.

Earnings

Net income attributable to Intelsat S.A. was $68 million, or $0.58 per diluted common share, for the third quarter, as compared to $88 million, or $0.75 per diluted common share, for the same period in 2013.

Adjusted net income attributable to Intelsat S.A.[1] was $92 million for the three months ended September 30, 2014, compared to $94 million for the same period in 2013. Adjusted net income per diluted common share[1] was $0.79 for the third quarter of 2014, as compared to $0.81 for the same period in 2013.

Intelsat S.A.

Quarterly Commentary

3Q 2014

Cash Flows

During the third quarter of 2014, net cash provided by operating activities was $454 million. This included $57 million in customer prepayments received in the third quarter, which were recorded as deferred revenue and will be amortized upon start of service. Cash paid for interest in the third quarter was $76 million, of which $19 million was capitalized. Under existing debt agreements, Intelsat makes significantly heavier interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $150 million, resulting in free cash flow from operations1 of $303 million for the third quarter of 2014.

Our ending cash balance at September 30, 2014, was $656 million.

Capital Markets Activities

On 30 September, Intelsat announced its intention to redeem all of the $500.0 million aggregate principal amount of the 8 1/2% Senior Notes (the “Notes”) due 2019 issued by its subsidiary, Intelsat Jackson Holdings S.A. The redemption of the Notes on November 1, 2014 is expected to be funded by general corporate funds.

2014 Outlook

Intelsat reaffirmed its guidance in all material respects.

We continue to expect full year 2014 revenue of $2.45 billion to $2.50 billion. Given continued favorable collections experience year to date, Intelsat increased the guidance for Adjusted EBITDA margin performance for the full year 2014 to range from 79 percent to 80 percent. Debt repayment guidance was affirmed, a reduction of approximately $475 million, inclusive of $24.0 million of amortization payments made over the course of the year under a credit facility related to a joint venture, and net of any revolver borrowings that may be outstanding at the end of 2014.

Capital Expenditure Guidance is as follows:

Guidance	FY 2014	FY 2015	FY 2016	Lifecycle
Capital Expenditures	$625M-$700M	$775M - $850M	$625M - $700M	$650M - $700M
Customer Prepayments	$125M - $150M	$125M - $150M	$0M - $25M

Our capital expenditure guidance includes capitalized interest. Customer prepayment guidance reflects only that which is contracted at this time. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Intelsat has completed a 15-year lifecycle fleet investment forecast which incorporates next generation ‘high throughput’ technology.

The number of transponder equivalents is expected to increase over the period 2013-2018 by a compound annual growth rate (CAGR) of 4.7 percent as a result of the launch of the satellites covered by the period between January 1, 2014 and December 31, 2016, with the growth heavily weighted to later in the period. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first two of

Intelsat S.A.

Quarterly Commentary

3Q 2014

which launch in 2015 and 2016. Intelsat’s 15-year lifecycle capital expenditure forecast is approximately $650 million to $700 million per year. The 15-year lifecycle plan does not include currently unidentified growth opportunities that we might pursue when projects meet our disciplined objectives.

David McGlade, Chairman and Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from (used in) operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Safe Harbor Statement

Some of the statements in this quarterly commentary constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements and certain oral statements from time to time by representatives of the company reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406